# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bradbury Capital Inc., CIK 0001986694
CUSIP: G87646108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Unit No. 16-04, Level 16, Imazium No. 8, Jalan SS21/37, Damansara Uptown, Petaling Jaya, Selangor, Malaysia (N8), 47400
Date of event which requires filing of this statement: 10/06/2026
Filed by CIK 0002131158
Persons authorized to receive notices and communications: Benjamin Tan Hua Boon, NO. 31, JALAN SS 2/89,, PETALING JAYA, Malaysia (N8), 47300, 60 17 866 6603

## Reporting persons
- Benjamin Tan Hua Boon (CIK 0002131158): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (7.15% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Bradbury Capital Inc.
Address of issuer's principal executive offices: Unit No. 16-04, Level 16, Imazium No. 8, Jalan SS21/37, Damansara Uptown, Petaling Jaya, Selangor, Malaysia (N8), 47400

## Item 2. Identity and Background
Name of person filing: Benjamin Tan Hua Boon
Residence or business address: c/o Bradbury Capital Inc., Unit No. 16-04, Level 16, Imazium No. 8, Jalan SS21/37, Damansara Uptown, Petaling Jaya, Selangor, Malaysia 47400
Present principal occupation or employment: Business person
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Malaysia

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The responses to Item 4 of this Schedule 13D are incorporated by reference in this Item 3.

On October 6, 2026, Technology & Telecommunication Acquisition Corporation, a Cayman Islands exempted company (the "SPAC") and TETE Technologies Inc. (the "Company"), completed a business combination (the "Business Combination") with Bradbury Capital Holdings Inc., a Cayman Islands exempted company ("Bradbury Holdings"). Upon the closing of the Business Combination, the Company changed its name to Bradbury Capital Inc.

As a result of the Business Combination, the Company's ordinary shares and warrants began trading on Nasdaq under the symbols BBCI and BBCIW, as applicable, on October 7, 2026.

The Business Combination was completed pursuant to the Amended and Restated Agreement and Plan of Merger dated as of August 2, 2023, by and among the SPAC, the Company, Bradbury Holdings and the other parties thereto (the "Merger Agreement"). Pursuant to the Merger Agreement, the aggregate consideration for the Business Combination was $1,100,000,000, payable in the form of 110,000,000 newly issued Ordinary Shares of the Company valued at $10.00 per share, of which $235,000,000 was paid at Closing (the "Closing Payment Shares") with the remaining $865,000,000 payable subject to the earn-out provisions set forth in the Merger Agreement, to Bradbury Holdings and its shareholders in accordance with the terms of the Merger Agreement. The Closing Payment Shares were allocated pro rata to each shareholder of Bradbury Holdings. As a shareholder of Bradbury Holdings, Benjamin Tan Hua Boon received 2,000,000 shares of Ordinary Shares as part of it pro rata portion of the Closing Payment Shares.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to the Registration Statement on Form-4 filed with the Securities and Exchange Commission on March 9, 2026, and declared effective on March 20, 2026 (the "Registration Statement"), and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The acquisition by Benjamin Tan Hua Boon of the Shares (as hereinafter defined) as described herein was effected because of the belief that the Shares represent an attractive investment. Depending on prevailing market, economic and other conditions, Benjamin Tan Hua Boon may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. Benjamin Tan Hua Boon intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Benjamin Tan Hua Boon, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Company. As a significant beneficial stockholder in the Company, Benjamin Tan Hua Boon may vote his shares or otherwise cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company and or to obtain working capital through the private placement of securities of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both. Except as set forth above in this statement, Benjamin Tan Hua Boon has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Memorandum and Articles of Association or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used herein are calculated based upon 27,960,384 shares of the Ordinary Shares outstanding as of October 8, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Benjamin Tan Hua Boon is the record holder of 2,000,000 shares of the issuer's Ordinary Shares, representing approximately 7.15% of the outstanding shares of Ordinary Shares (the "Shares"). Benjamin Tan Hua Boon has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares.
Transactions in the class effected during the past sixty days: None of the Reporting Persons effected any transactions in the Shares during the sixty days before the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NA

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosures set forth in Items 3 and 4 hereinabove is hereby incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to the Registration Statement, and is incorporated herein by reference.

## Signatures
- Benjamin Tan Hua Boon: /s/ Benjamin Tan Hua Boon, Shareholder (10/30/2026)